UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 1, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

GDS Holdings Limited

File No. 333-213951 - CF#34172

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GDS Holdings Limited submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 registration statement filed on October 4, 2016.

Based on representations by GDS Holdings Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.18	through December 31, 2020
Exhibit 10.19	through October 5, 2026
Exhibit 10.20	through October 5, 2026
Exhibit 10.21	through May 31, 2025
Exhibit 10.22	through October 5, 2026
Exhibit 10.23	through October 5, 2026
Exhibit 10.24	through October 5, 2026
Exhibit 10.25	through October 5, 2026

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary